

Mail Stop 3030

March 1, 2010

Via Facsimile and U.S. Mail

Mr. Harvey Judkowitz
Chief Executive Officer
Photovoltaic Solar Cells, Inc.
c/o Sichenzia Ross Friedman Ference LLP
61 Broadway, 32nd Floor
New York, NY   10006

> **Re:     Photovoltaic Solar Cells, Inc.**
> **Form 10-K for fiscal year ended February 28, 2009**
> **Filed May 29, 2009**
> **Form 10-K/A filed February 18, 2010**
> **File No. 0-52735**

Dear Mr. Judkowitz:

We have reviewed your response letter dated February 17, 2010 and have the following additional comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.  After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comment or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A for the fiscal year ended February 28, 2009

Item 9A. Controls and Procedures

Management Report on Internal Control over Financial Reporting, page 10

1.      Please refer to prior comment 1.  We note the revisions made in the third paragraph indicating that management has performed a complete assessment of internal control over financial reporting as of February 28, 2009.  However, we further note that the Company failed to include a statement regarding the auditor's attestation on your internal control over financial reporting that conforms to Item 308T(a)(4) of Regulation S-K.  Please revise future filings, including any amendment to this filing, to include this disclosure.

2.      Please refer to prior comment 2.  We note that you continue to believe that your disclosure controls and procedures are effective.  However, we note that the Company originally failed to include a complete report on internal control over financial reporting in the Form 10-K for the fiscal year ended February 28, 2009 as required by Item 9A(T) of Regulation S-K.  Note that the definition of disclosure controls and procedures provided in Rule 13a-15(e) indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms.  Further, referring to Compliance and Disclosure Interpretation 115.02 available at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, the failure to file a completed management's report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the Company not timely or current in its Exchange Act Reporting.  In light of these facts, please explain how you could conclude that disclosure controls and procedures were effective.  Alternatively, please amend the 10-K/A to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures, i.e., that DC&P were not effective as of the end of the fiscal year.

\*   \*   \*   \*

        As appropriate, please amend your Form 10-K and respond to these comments within 10 business days or tell us when you will provide us with a response.  Please furnish a cover letter with your response that keys your response to our comment and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your response to our comment.

You may contact David Burton, Staff Accountant, at (202) 551-3626 or me at (202) 551-3616 if you have questions regarding these comments.  In this regard, do not hesitate to contact Kevin L. Vaughn, Accounting Branch Chief, at (202) 551-3643.


Sincerely,


Lynn Dicker
Reviewing Accountant